Exhibit 99.1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

F-1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2019 AND DECEMBER 31, 2018

		June 30,	December 31,
	NOTES	2019	2018
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,279,189	$1,653,260
Restricted cash		104,833	-
Accounts receivable, net	2(e)	8,139,107	7,995,931
Accounts receivable-related parties, net	2(e)	10,948,893	9,545,453
Advances to suppliers		547,392	504,002
Inventories, net	7	482,658	693,677
Loan receivable	13	2,184,030	2,180,655
Other current assets	12	6,651,709	6,304,722
TOTAL CURRENT ASSETS		30,337,811	28,877,700

Non-current accounts receivable, net	2(e)	482,731	1,078,777
Property, plant and equipment, net	8	10,481,167	11,599,416
Intangible assets, net	9	7,569	59,921
TOTAL ASSETS		$41,309,278	$41,615,814

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	10	$7,226,227	$6,082,574
Accounts payable		12,536,277	11,700,763
Accounts payable-related parties		66,237	66,135
Advances from customers		336,386	304,021
Advances from customers-related parties		111,657	51,183
Amounts due to related parties		-	1,005,307
Accrued payroll and benefits		195,766	243,976
Other payables and accrued expenses	14	4,628,322	4,247,391
Income tax payable		80,212	310,537
TOTAL LIABILITIES		25,181,084	24,011,887

EQUITY
Ordinary shares, no par value; authorized 100,000,000 shares; shares issued and outstanding, June 30, 2019:41,760,163 shares; December 31, 2018: 41,760,163 shares;	16	126,146,996	126,146,996
Additional paid-in capital	16	16,132,277	15,782,904
Reserve	15	14,044,269	14,044,269
Accumulated deficit		(172,750,711)	(170,935,437)
Accumulated other comprehensive income		23,215,631	23,218,159
Total equity of the Company		6,788,462	8,256,891
Non-controlling interest		9,339,732	9,347,036
Total Equity		16,128,194	17,603,927

TOTAL LIABILITIES AND EQUITY		$41,309,278	$41,615,814

The accompanying notes are an integral part of these consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

		Six Months	Six Months
		Ended	Ended
	NOTES	June 30, 2019	June 30, 2018
		(Unaudited)	(Unaudited)
Revenue – Products		$1,955,545	$2,468,355
Revenue – Products-related parties	6(a)	3,810,126	6,755,247
Revenue – Software		903,978	1,333,693
Revenue – Software- related parties		-	47,105
Revenue – Others		362,818	716,932
Revenue – Others-related parties	6(b)	49,750	42,701
TOTAL REVENUE		7,082,217	11,364,033

Cost – Products		3,552,454	5,616,492
Cost – Software		308,701	286,234
Cost – Others		105,391	195,401
TOTAL COST		3,966,546	6,098,127

GROSS PROFIT		3,115,671	5,265,906

Administrative expenses		3,138,340	1,780,694
Research and development expenses		1,907,116	2,484,574
Selling expenses		301,028	198,500
(LOSS)INCOME FROM OPERATIONS		(2,230,813)	802,138

Subsidy income		339,604	333,660
Other income (loss), net		(55,430)	(6,033)
Interest income		67,871	1,218
Interest expense		(214,002)	(244,455)

(Loss) income before income taxes		(2,092,770)	886,528

Income tax benefit	11	270,747	1,286,388

NET (LOSS) INCOME		(1,822,023)	2,172,916
Less: Net loss (income) attributable to the non-controlling interest	3	6,749	(168,219)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY		$(1,815,274)	$2,004,697

(Loss) Earnings per share - Basic and Diluted
Basic	5	$(0.04)	$0.05
Diluted	5	$(0.04)	$0.05
NET (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(0.04)	$0.05
Diluted	5	$(0.04)	$0.05

The accompanying notes are an integral part of these consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
Net (loss) income	$(1,822,023)	$2,172,916
Other comprehensive (loss) income:
Foreign currency translation loss	(3,083)	(443,552)
Comprehensive (loss) gain	(1,825,106)	1,729,364
Comprehensive loss (income) attributable to the non- controlling interest	7,304	(172,389)
Comprehensive (loss) income attributable to the Company	$(1,817,802)	$1,556,975

The accompanying notes are an integral part of these consolidated financial statements

F-4

TAOPING INC.
(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Ordinary shares		Additional Paid-in		Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2019	41,760,163	$126,146,996	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927
Stock-based payment for consulting fee	-	-	59,461	-	-	-	-	59,461
Net loss for the period	-	-	-	-	(1,815,274)	-	(6,749)	(1,822,023)
Foreign currency translation loss	-	-	-	-	-	(2,528)	(555)	(3,083)
Stock based compensation (Note 16)	-	-	289,912	-	-	-	-	289,912
BALANCE AS AT JUNE 30,2019 (unaudited)	41,760,163	$126,146,996	$16,132,277	$14,044,269	$(172,750,711)	$23,215,631	$9,339,732	$16,128,194

	Ordinary shares		Additional Paid-in		Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2018	40,231,159	$123,950,544	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492
Common stock issued for exercise of the stock options for consulting services	50,000	70,268	(23,768)	-	-	-	-	46,500
Issued common stock for exercise of employee options	479,004	626,184	(626,184)	-	-	-	-	-
Net income for the period	-	-	-	-	2,004,697	-	168,219	2,172,916
Foreign currency translation loss	-	-	-	-	-	(447,722)	4,170	(443,552)
Stock based compensation (Note 16)	-	-	289,912	-	-	-	-	289,912
BALANCE AS AT JUNE 30,2018 (unaudited)	40,760,163	$124,646,996	$15,454,288	$13,812,095	$(170,390,549)	$23,754,044	$9,306,394	$16,583,268

The accompanying notes are an integral part of these consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(1,822,023)	$2,172,916
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for (Reversal of) losses on accounts receivable and other current assets	1,667,306	(94,852)
Provision for obsolete inventories	284	32,526
Depreciation	1,428,424	1,508,141
Amortization of intangible assets	53,076	430,462
(Gain) Loss on sale of property and equipment	(136)	4,402
Loss on disposal of inventories	63,849	-
Stock-based payments for consulting services	33,884	22,357
Stock-based compensation	289,912	289,912
Changes in operating assets and liabilities:
Accounts receivable	(116,565)	(1,766,056)
Accounts receivable from related party and its affiliates	(2,473,234)	(2,701,918)
Inventories	150,513	(40,053)
Other receivables and prepaid expenses	(315,436)	2,250,035
Advances to suppliers	(917,088)	200,066
Other payables and accrued expenses	292,672	302,020
Advances from customers	32,278	41,586
Advances from customers from related party and its affiliates	61,122	(981,656)
Amounts due to related parties	(1,018,982)	(1,134,913)
Accounts payable	2,057,767	1,381,380
Income tax payable	(233,584)	(1,287,011)
Net cash (used in) provided by operating activities	(765,961)	629,344

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	136	598
Purchases of property and equipment	(647,317)	(400,551)
Net cash used in investing activities	(647,181)	(399,953)

FINANCING ACTIVITIES
Borrowings under short-term loans	2,505,027	1,099,113
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	-	46,527
Repayment of short-term loans	(1,357,135)	(1,519,917)
Net cash provided (used) in financing activities	1,147,892	(374,277)

Effect of exchange rate changes on cash and cash equivalents	(3,988)	(72,048)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(269,238)	(216,934)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,653,260	3,260,808
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$1,384,022	$3,043,874

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$623
Interest	$214,002	$244,455

The accompanying notes are an integral part of these consolidated financial statements

Supplemental disclosure of significant non-cash transactions:

Issuance of 479,004 ordinary shares in an amount of $626,184 during the six months of 2018, as a result of the cashless exercise of share options granted to the Company’s employees under its 2016 Equity Incentive Plan.

In the six months of 2018, purchase of software in an amount of $723,844 was made by an increase in accounts payable.

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors. However, since our business transformation in May 2017, the Company has focused its business to provide products and services in Cloud-App-Terminal (CAT) and Internet of Things (IoT) technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China, software and information system integration business to the governmental and public sectors has significantly diminished. In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to more accurately reflect our current business operations in the new media and IoT industries. As listed in the table below, these services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. (“IST”), TopCloud Software Co., Ltd., (“TopCloud “), and Information Security IoT Tech. Co., Ltd. (“ISIOT ), and through the Company’s variable interest entity (“VIE”), iASPEC Technology Group Co., Ltd. (“iASPEC”), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. (“Bocom”), Shenzhen Taoping Internet Tech. Co., Ltd. (“SZ iASPEC”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiary, Information Security Tech. International Co. Ltd. (“ISTIL”).

		June 30,	December 31,	December 31,
	Subsidiaries/	2019	2018	2017
Entities	VIE	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (ISTIL)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd. (SZ iASPEC)	VIE	0%	0%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE	100%	100%	100%	Shenzhen, China

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 (“MSA”), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the “Option Agreement”) with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

●	Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

●	IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

●	Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

●	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

F-9

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

The substance of the Amended and Restated MSA and the Option Agreement is to:

●	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

●	Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Going Concern and Management’s Plans

For the six months ended June 30, 2019, the Company incurred a net loss of approximately $1.8 million, compared to a net income of $2.0 million for the same period of 2018. The Company reported negative cash flows from operations of approximately $0.8 million for the six months ended June 30, 2019, compared to positive cash flows of $0.6 million from operations for the same period of 2018. As of June 30, 2019, the Company had working capital of $5.2 million, an increase of $0.3 million comparing to working capital of $4.9 million as of December 31, 2018. The Company had significant accumulated deficit approximately $172.8 million and $170.9 million as of June 30, 2019 and December 31, 2018, respectively.

The Company has successfully transformed its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, and was profitable and generated positive cash flows from operating activities in the last two years ended December 31, 2018. However, for the six-month period ended June 30, 2019, the Company incurred a loss due to an unfavorable macro-economic environment in China and the US-China trade tension. Nevertheless, in the first six months of 2019, the Company has expanded Taoping Network to 153 cities with a coverage of twenty-six provinces in China and three foreign members located in Canada and Singapore, up from 100 cities at the beginning of 2019. Also, under current challenging economic condition, the Company has strategically expanded Taoping Network into provincial county-level cities, where there are robust consumption growth and demands in advertising.

F-10

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In 2019, the management will also continue to execute the existing business strategies with focuses on collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will stay on the course to aggressively develop domestic and international markets and new customers.

If the Company’s business strategies are not successful in addressing its current financial concerns, potential capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2019 and for the six month periods ended June 30, 2019 and 2018 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2018 filed on April 23, 2019 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, advances to unrelated-parties, loan receivable, fair value of stock options, valuation allowance of deferred tax assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-11

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s financial results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d) Cash and Cash Equivalents, and Restricted cash

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2019 and December 31, 2018.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2019 and December 31, 2018, approximately $1.3 million and $1.7 million of cash, respectively, was held in bank accounts in the PRC.

The Company also held restricted cash of $0.1 million as of June 30, 2019.

(e) Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

Accounts receivable are recognized and carried at invoiced amount less an allowance for any uncollectible accounts, if any. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales or record an allowance:

●	the customer fails to comply with its payment schedule;

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

●	the customer is in serious financial difficulty;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Ltd.(“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin.

Accounts receivable as at June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Accounts Receivable	$12,007,267	$11,437,581
Allowance for doubtful accounts	(3,868,160)	(3,441,650)
Accounts Receivable – Net	$8,139,107	$7,995,931
Accounts Receivable-related parties	$12,246,613	$9,787,645
Allowance for doubtful accounts	(1,297,720)	(242,192)
Accounts Receivable-related parties– Net	$10,948,893	$9,545,453
Non-current Accounts Receivable	$643,641	$1,078,777
Allowance for doubtful accounts	(160,910)	-
Non-current Accounts Receivable– Net	$482,731	$1,078,777

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The allowance for doubtful accounts at June 30, 2019 and December 31, 2018, totaled approximately $5.3 million and $3.7 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the six months period ended June 30, 2019 and the year ended December 31, 2018:

Balance at January 1, 2018	$2,981,705
Increase in allowance for doubtful accounts	862,644
Foreign exchange difference	(160,507)
Balance at December 31, 2018	$3,683,842
Increase in allowance for doubtful accounts	1,637,247
Foreign exchange difference	5,701
Balance at June 30, 2019 (Unaudited)	$5,326,790

(f) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(g) Advances from Customers and Customers-related parties

Advances from customers and customers-related parties represent cash received from customers and customers-related parties as advance payments for the purchases of the Company’s products and services.

h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that the carrying amounts of non-related party financial instruments approximate fair values for all periods presented due to their short-term maturities.

Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(i) Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

F-14

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	3-5 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

(k) Intangible assets

Intangible assets represent technology, and software development costs and trademarks capitalized by the Company’s subsidiaries.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(l) Goodwill

ASC 350-30-50, “Goodwill and Other Intangible Assets”, requires the testing of goodwill and indefinite-lived intangible assets for impairment at least annually. The Company tests goodwill for impairment in the fourth quarter each year or earlier if an indicator of impairment exists.

Under applicable accounting guidance, the goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of each reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed to measure potential impairment.

F-15

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

(m) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(n) Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2018. Therefore prior period amounts are not adjusted.

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) system integration. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Hardware sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s OEM suppliers, the Company has acted as the principal of the contract. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are immaterial. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Software Sales

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are immaterial to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

System Integration Services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration, and non-customized hardware. System integration projects usually include the purchase of hardware, software development, and integration of various systems into one, and test of the system. Customers are billed in accordance with contract terms, which typically require a partial payment at the signing of the contract, partial payment upon delivery and customer acceptance, with the remainder due within a stated period of time not exceeding 12 months.

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. System integration services generated no revenue for the first six months of 2019 and 2018.

Other Revenue

The Company also reports other revenue, which comprises revenue generates from other hardware maintenance services, network maintenance services, rental income, and miscellaneous income.

F-17

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2019, the Company adopted ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The adoption of the new lease accounting standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2019. Therefore, prior period amounts are not adjusted. The Company owns two units of office space renting out to a third party and a related party under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $213,000 and $209,000 rental income for the periods ended June 30, 2019, and 2018, respectively, in accordance with ASU 2014-09, Topic 606, “Revenue from Contracts with Customers”

Annual minimum lease payments to be received in the next 5 years:

2019	431,794
2020	451,294
2021	470,764
2022	169,435
Total	1,523,287

Other service revenue is recognized when performance obligations are satisfied upon competition of the services. No contract costs associate with elements of other revenue.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2019 and 2018, the Company recognized revenue of $39,000 and $736,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(o) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity.

(p) Stock-based compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

F-18

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted ASU 2018-07, Compensation-Stock Compensation (Topic: 718): Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, to account for stock-based compensation to goods and services provided by the third parties. The fair value of the equity awards to nonemployee are measured on the grant day. Under this guidance, compensation cost related to nonemployee share options or similar equity instruments is recognized in the same period and in the same manner (i.e. capitalize or expense) the entity would if it paid cash for the goods or services. .

The Company’s adoption of ASU 2018-07 has no material impact to the Company’s consolidated financial statements, nor requirement for cumulative adjustment in retained earnings or other components of equity or net assets.

During the six months ended June 30, 2019 and 2018, the Company recognized approximately $324,000 and $312,000, respectively, of stock-based compensation expense. See Note 16(c).

(q) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s wholly-owned PRC subsidiaries and its VIE is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ and their VIE’s financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

For financial reporting purposes, the financial statements of the Company have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at average exchange rates, and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in other comprehensive loss, a component of equity.

The exchange rates adopted are as follows:

	June 30,	December 31,	June 30,
	2019	2018	2018
Period-end RMB to US$ exchange rate	6.8680	6.8787	6.6205
Average yearly RMB to US$ exchange rate	-	6.6079	-
Average six months RMB to US$ exchange rate	6.7864	-	6.3688

F-19

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(r) Research & Development Expenses

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

(s) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities

(t) Sales, use, other value-added taxes, and Income Taxes

Revenue is recorded net of applicable sales, use, and value-added taxes.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of, the deferred tax assets will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

The Company applies the provisions of ASC No. 740 “Income Taxes” (“ASC 740”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, and disclosure.

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(u) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(a)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price.

(b)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of software and system integration services.

(v) Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

(w) Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications in lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” Amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. “The new guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. The ASU also amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Adoption of ASU 2018-17 is not expected to have material impact on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-01, “Leases (Topic 842): Codification Improvements”. “These amendments align the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842 with that of existing guidance. As a result, the fair value of the underlying asset at lease commencement is its cost, reflecting any volume or trade discounts that may apply. However, if there has been a significant lapse of time between when the underlying asset is acquired and when the lease commences, the definition of fair value (in Topic 820, Fair Value Measurement) should be applied. (Issue 1). The ASU also requires lessors within the scope of Topic 942, Financial Services—Depository and Lending, to present all “principal payments received under leases” within investing activities. (Issue 2). Finally, the ASU exempts both lessees and lessors from having to provide certain interim disclosures in the fiscal year in which a company adopts the new leases standard. (Issue 3). “The transition and effective date provisions apply to Issue 1 and Issue 2. They do not apply to Issue 3 because the amendments for that Issue are to the original transition requirements in Topic 842. The effective date of those amendments is for fiscal years beginning after December 15, 2019. Adoption of ASU 2019-01 is not expected to have material impact on the consolidated financial statements.

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC is qualified as a variable interest entity of the Company and is subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. China’s legal system is a civil law system based on written statutes and unlike common law systems. It is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms. Thus, it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion with respect to the contractual arrangements with its VIEs. Because all of these contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, these contracts would be interpreted in accordance with the PRC laws and any dispute would be resolved in accordance with the PRC legal procedures. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, of which they are a party, the Company may have to incur substantial costs and resources to enforce its rights under the contracts and rely on legal remedies under the PRC laws, which may not be sufficient or effective. Under the PRC laws, rulings by arbitrators are final; parties cannot appeal the arbitration results in courts; and the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would cause the Company to incur additional expenses and delays. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be negatively affected.

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition, if the PRC government determines that the Company is not in compliance with applicable laws, it may revoke the Company’s business and operating licenses, and require the Company to discontinue or restrict its operations, deconsolidate the Company’s interests in the VIEs, restrict its right to collect revenues. The PRC government may require the Company to restructure its operations, impose additional conditions, of which the Company may not be able to comply, impose restrictions on the Company’s business operations or on its customers, or take other regulatory or enforcement actions against the Company that could be harmful to its business. The Company believes that the contractual arrangements with its VIEs are in compliance with current PRC laws and are legally enforceable. In the opinion of management, the likelihood of loss in respect to the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

In order to facilitate iASPEC’s expansion and provide financing for iASPEC to complete the acquisition of Geo, the Company advanced RMB38.0 million (approximately $5.4 million) to iASPEC in two installments in 2007 and 2008 for increase of iASPEC’s registered capital. In order to comply with PRC laws and regulations, the advance was made to Mr. Lin, iASPEC’s then majority shareholder, who, then upon the authority and direction of the Board of Directors, forwarded the funds to iASPEC. The Company has recorded the advance of these funds as an interest-free loan to iASPEC, which was eliminated against additional capital of iASPEC in the Company’s consolidated financial statements. The increase in iASPEC’s registered capital does not affect IST’s exclusive option to purchase iASPEC’s assets and shares under the MSA.

For the six months ended June 30, 2019 and 2018, net loss of $ 6,749 and net income of $ 168,219 respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows as of June 30, 2019 and December 31, 2018:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Total current assets	$24,529,924	$22,329,838
Property, plant and equipment	2,316,096	2,741,596
Intangible assets	-	46,079
Total assets	32,998,263	31,269,756
Intercompany payable to the WFOE	15,459,586	16,223,657
Total current liabilities	35,207,333	33,332,745
Total liabilities	35,207,333	33,332,745
Total equity	$(2,209,070)	$(2,062,989)

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. DISPOSALS OF CONSOLIDATED ENTITIES

After various re-organizations by the Company, HPC was no longer affiliating, serving, or controlling any of the Company’s subsidiaries, and dissolved on December 22, 2017. The dissolution of HPC did not result in any gain or loss for the year ended December 31, 2017.

SZ iASPEC was dissolved on October 26, 2018. The dissolution of SZ iASPEC did not result in any gain or loss for the year ended December 31, 2018.

None of the above-referenced disposals in 2018 or 2017 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

5. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing (loss) earnings available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2019 and 2018:

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to the Company	$(1,815,273)	$2,004,697
Denominator:
Weighted average outstanding ordinary shares-Basic	41,760,163	40,690,019
-dilutive effect of stock options- employees	-	958,109
-dilutive effect of stock options- nonemployees	-	64,556
Weighted average outstanding ordinary shares- Diluted	41,760,163	41,712,684
(Loss) earnings per share:
Basic	$(0.04)	$0.05
Diluted	$(0.04)	$0.05

The incremental shares were computed under the treasury stock method. There were 1,960,400 stock options for employees and 400,000 stock options/warrants for nonemployees outstanding that were not included in the computation of dilutive weighted-average shares outstanding for the six months ended June 30, 2019, because the effect would be anti-dilutive.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. RELATED PARTY TRANSACTIONS

(a) Revenue – related parties

From May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital advertisement display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. For the six months ended June 30, 2019 and 2018, revenues from related parties for sales of products were approximately $3.8 million and $6.8 million, respectively.

(b) Rental income – related party

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping to lease the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City to Shenzhen Taoping for a period of 12 months. the term of the lease agreement was subsequently extended to June 30, 2022. For the six months ended June 30, 2019 and 2018, the Company’s rental income from Shenzhen Taoping was approximately $31,000 and $32,000, respectively.

7. INVENTORIES

As of June 30, 2019 and December 31, 2018, inventories consist of:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Raw materials	$3,488	$3,482
Finished goods	494,027	628,439
Cost of projects	75,939	152,131
	$573,454	$784,052
Allowance for slow-moving or obsolete inventories	(90,796)	(90,375)
Inventories, net	$482,658	$693,677

For the first six months ended June 30, 2019 and 2018, impairments for obsolete inventories were approximately $0 and $33,000, respectively. Impairment charges on inventories are included with general and administrative expenses.

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2019 and December 31, 2018, property, plant and equipment consist of:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Office buildings	$4,893,349	$4,833,162
Electronic equipment, furniture and fixtures	4,614,377	4,385,548
Motor vehicles	225,450	225,101
Purchased software	13,342,432	13,321,814
	23,075,609	22,765,625
Less: accumulated depreciation	(12,594,442)	(11,166,209)
Property, plant and equipment, net	$10,481,167	$11,599,416

Depreciation expenses for the six months ended June 30, 2019 and 2018 were approximately $1.4 million and $1.5 million, respectively.

Management regularly evaluates property, plant and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, plant and equipment exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the test of recoverability and the estimated fair value, management determined no impairment for the six months ended June 30, 2019 and 2018.

9. INTANGIBLE ASSETS

As of June 30, 2019 and December 31, 2018, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Gross carrying amounts
Balance as of January 1, 2018	$4,315,870	$943,645	$5,259,515
Foreign currency translation	(232,327)	(50,797)	(283,124)
Balance as of December 31, 2018	4,083,543	892,848	4,976,391
Foreign currency translation	6,320	1,381	7,701
Balance as of June 30, 2019(Unaudited)	4,089,863	894,229	4,984,092
Accumulated amortization
Balance as of January 1, 2018	3,539,466	911,342	4,450,808
Amortization expense	716,744	17,406	734,150
Foreign currency translation	(218,746)	(49,742)	(268,488)
Balance as of December 31, 2018	4,037,464	879,006	4,916,470
Amortization expense	46,706	6,370	53,076
Foreign currency translation	5,693	1,284	6,977
Balance as of June 30, 2019(Unaudited)	4,089,863	886,660	4,976,523
Total amortized intangible assets, net as of June 30, 2019(Unaudited)	$-	$7,569	$7,569

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for the six months ended June 30, 2019 and 2018 were approximately $53,000 and $430,000, respectively.

Based on the impairment test performed, management determined no impairment for the six months ended June 30, 2019 and 2018.

10. BANK LOANS

(a) Short-term bank loans

	June 30,	December 31,
	2019	2018
	(Unaudited)
Secured short-term loans	$7,226,227	$6,082,574
Total short-term bank loans	$7,226,227	$6,082,574

(1) Detailed information of secured short-term loan balances as of June 30, 2019 and December 31, 2018 were as follows:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Guaranteed by High-tech Investment Company(i) and Mr. Lin	$546,008	$-
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	4,222,458	4,361,310
Collateralized by office buildings of ISIOT and guaranteed by IST and guaranteed by Mr. Lin and pledged by ISTIL	2,457,761	1,721,264
Total	$7,226,227	$6,082,574

(i) High-tech Investment Company is an unrelated third party.

As of June 30, 2019, the Company had short-term bank loans of approximately $7.2 million, which mature on various dates from July 18, 2019 to May 28, 2020. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 6.83% per annum. The weighted average interest rates on short term debt were approximately 6.45% and 6.51% for the six months ended June 30, 2019 and 2018, respectively. The interest expenses were approximately $0.2 million each, for the six months ended June 30, 2019 and 2018.

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

Pre-tax (loss) income from continuing operations for the six months ended June 30, 2019 and 2018 were taxable in the following jurisdictions:

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
PRC	$(1,363,583)	$1,739,641
Others	(729,187)	(853,113)
Total (loss) income before income taxes	$(2,092,770)	$886,528

United States

Because of the domestication transaction in 2012 by which TAOP became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the United States.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act.

F-29

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018, the Company has completed its accounting for the tax effects of the enactment of the Act. The Company has determined that the Act has no material tax impact to the Company’s consolidated financial statements and made no adjustment within the measurement period.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISTIL is subject to a profit tax rate of 16.5%.

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
Current taxes	$(270,747)	$(1,286,388)
Income tax benefit	$(270,747)	$(1,286,388)

Current income tax benefit was recorded in 2019 and 2018 and was related to differences between the book and corporate income tax returns.

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Computed expected income tax (benefit) expense	$(523,193)	$221,632
Tax rate differential benefit from tax holiday	131,583	(248,536)
Permanent differences	(179,474)	(1,447,813)
Tax effect of deductible temporary differences not recognized	118,040	(24,949)
Non-deductible tax loss	182,297	213,278
Income tax benefit	$(270,747)	$(1,286,388)

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and deferred tax liabilities were as follows as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
	(Unaudited)
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,492,087	$-	$1,180,109	$-
Loss carry-forwards	2,383,214	-	1,953,067	-
Fixed assets	22,622	(245,362)	12,972	(240,659)
Inventory valuation	286,696	-	315,719	-
Salary payable	-	-	11,946	-
Long-term investments	5,460	-	5,452	-
Intangible assets	-	127,742	-	127,544
Gross deferred tax assets and liabilities	4,190,079	(117,620)	3,479,265	(113,115)

Valuation allowance	(4,072,459)	-	(3,366,150)	-
Total deferred tax assets and liabilities	$117,620	$(117,620)	$113,115	$(113,115)

The Company has net operating loss carry forwards totaling RMB 103.9 million ($15.1 million) as of June 30, 2019, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2022. Valuation allowance for deferred tax asset was fully provided.

IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%, while Biznest is subject to a 12.5% of EIT.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded $-0- and $-0- of unrecognized tax benefits as of June 30, 2019 and December 31, 2018, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2019 and 2018.

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit earnings. It is impractical to calculate the tax effect of the deficit at this time.

12. OTHER CURRENT ASSETS

As of June 30, 2019 and December 31, 2018, other current assets consist of:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Advances to unrelated-parties (ii)	$3,539,225	$3,223,897
Receivable from sale of the deposit of the land use right(i)	2,916,073	2,911,567
Advances to employees	43,792	65,258
Other current assets	152,619	104,000
	$6,651,709	$6,304,722

(i)	The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan which runs through December 31, 2019. For the years ended December 31, 2018, the Company received approximately $3.5 million from Dongyi.

The transaction was governed by FASB ASC 860-20, Sales of Financial Assets. The Company recognized and recorded a loss of approximately $2.7 million from the sale in the consolidated statement of operations for the year ended December 31, 2016.

(ii)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

F-32

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13. LOAN RECEIVABLE

	June 30, 2019	December 31, 2018
	(Unaudited)
Loan receivable	$2,184,030	$2,180,655
	$2,184,030	$2,180,655

In September 2018, the Company entered into loan agreement with an unrelated third party, under which the Company loaned a total of $2,180,655 to this third party with interest rate of 6.09% per annum. The loan and accrued interest will be due by December 31, 2019 according to the agreement.

14. OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2019 and December 31, 2018, other payables and accrued expenses consist of:

	June 30,	December 31,
	2019	2018
	(Unaudited)
Advances from unrelated third-parties (i)	$84,803	$83,128
Other taxes payable (ii)	3,785,912	3,250,242
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	100,871	245,846
Amount due to employees (iv)	56,357	55,180
Other current liabilities	167,379	179,995
	$4,628,322	$4,247,391

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The accrued and unpaid VAT tax payable was approximately $3.7 million and $ 3.2 million as of June 30, 2019 and December 31, 2018, respectively.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

15. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2019 and December 31, 2018, the balance of general reserve is $14.0 million each.

F-33

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

16. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

On September 19, 2017, at the Company’s 2017 Annual Meeting of Members, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands to remove par value per share of the Company’s ordinary shares.

In January 2018, 479,004 and 50,000 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants, respectively. As a result, the amount of $626,000 and $24,000, previously charged to additional paid in capital in the periods services were provided were credited to ordinary shares, respectively. Refer to Note 16 (c) and (d) below.

In November 2018, the Company issued 1,000,000 ordinary shares to two individuals including Mr. Lin at a price of $1.50 per share for a total consideration of $1,500,000. The settlement price was negotiated and resembled the highest trading price of the Company’s stock on November 13, 2018.

(b) Stock-based compensation

The following table provides the details of the approximate total share based payments expense during the six months ended June 30, 2019 and 2018:

	June 30,		June 30,
	2019		2018
	(Unaudited)		(Unaudited)
Employees and directors share-based payments	$290,000	(c)	$290,000	(c)
Stock options issued for services	34,000	(d)	22,000	(d)
	$324,000		$312,000

F-34

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

On May 27, 2016, the Company granted options to certain directors, officers and employees to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $202,000 and $202,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the six months ended June 30, 2019 and 2018, respectively.

On May 17, 2017, the Company granted options to certain employees and directors to purchase an aggregate of 960,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $88,000 and $88,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided in the six months ended June 30, 2019 and 2018, respectively.

Stock option activity for the six months ended June 30, 2019 is summarized as follows:

		Weighted Average	Weighted Average Remaining Contractual	Aggregated
	Options	Exercise	Life	Intrinsic
	Outstanding	Price	(Years)	Value
Outstanding at January 1, 2019	2,002,200	$1.11	2.40	$188,790
Exercised	-	$-
Canceled	(41,800)	$1.05
Outstanding at June 30, 2019(Unaudited)	1,960,400	$1.11	1.90	$-
Vested and expected to be vested as of June 30, 2019(Unaudited)	1,938,000	$1.11	1.90	$-
Options exercisable as of June 30, 2019 (vested) (Unaudited)	1,155,200	$1.09	1.90	$-

F-35

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended June 30, 2019 and 2018. The total intrinsic value of stock options exercised during the six months ended June 30, 2018 was approximately $1,473,000, and there was no option exercised during the six months ended June 30, 2019. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the six months ended June 30, 2018.

The following table summarizes the status of options which contain vesting provisions:

	Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2019	1,088,400	$0.69
Vested	(268,500)	$0.59
Canceled	(14,700)	$0.66
Non-vested at June 30, 2019(Unaudited)	805,200	$0.72

As of June 30, 2019, approximately $0.5 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 0.2 years. The total fair value of options vested during the six months ended June 30, 2019, and 2018 was approximately $0.2 million and $0.2 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the six months ended June 30, 2019 and 2018, the Company issued 150,000 warrants and 200,000 stock options to consultants, respectively. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. The Company expensed to administrative expense approximately $34,000 and $22,000 for the six months ended June 30, 2019 and 2018, respectively. During the six months ended June 30, 2018, 50,000 options were exercised for issuance of 50,000 shares in aggregate cash proceeds of $46,500.

As of June 30, 2019, the weighted average exercise price was $1.22 and the weighted average remaining life was 2.02 years. The following table outlines the options outstanding and exercisable as of June 30, 2019:

	Number of Options/warrants	Exercise	Expiration
	Outstanding	Price	Date
2017 Service Agreement Options (Marketing)	50,000	$1.29	10/31/2020
2017 Service Agreement Options (Marketing)	50,000	$1.63	11/30/2020
2017 Service Agreement Options (Marketing)	50,000	$1.48	12/31/2020
2018 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
2017 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
2019 Warrants Agreement	150,000	$1.10	03/12/2022
	400,000

F-36

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Biznest leases offices, employee dormitories, and factory space in Shenzhen, China. Lease agreements expired on various dates through November 2018. Afterwards the Company did not have any long term lease agreement. For the first six months ended June 30, 2018, the rental expense was approximately $3,000.

On December 12, 2018, Information Security Technology International Co. Limited, a Company’s wholly owned subsidiary (“the Subsidiary”) entered into a non-exclusive joint venture agreement with [suggest to either disclose the full name or remove the name] a permanent resident of Republic of Singapore, to form Asia Taoping PTE. LTD. (“Asia Taoping”) for providing Internet + Sharing New Media Platform service and other business to South East Asia countries. The Subsidiary owns 10% of equity interest of and contributes registered capital approximately $369,000 to Asia Taoping. Capital contribution is made in installments, of which the first installment is to be contributed within 300 days from the execution date of the joint venture agreement. The Subsidiary has not made the first installment of capital contribution to Asia Taoping. The Subsidiary provides hardware, software platform, and services to the joint venture. Asia Taoping is a corporate joint venture and the Subsidiary does not exercise significant influence, therefore, the investment in Asia Taoping will be accounted for using cost method in Long-Term Investment. Revenue generated from sales of hardware and services rendered are accounted for related-party transactions.

We may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $ 0 to $300,000, if the proceedings are ruled by arbitration.

18. CONCENTRATIONS

For the six months ended June 30, 2019 and 2018, no single customer accounted for greater than 10% of revenue. However, for the six months ended June 30, 2019 and 2018, the Company’s top five customers in aggregate accounted for 25% and 29% of the Company’s revenues, respectively.

The Company’s top five customers in aggregate accounted for 18% of accounts receivable as of June 30, 2019, while no single customer accounted for greater than 10% of accounts receivable. The Company’s top five customers in aggregate accounted for 23% of accounts receivable as of December 31, 2018, while no single customer accounted for greater than 10% or more of accounts receivable.

For the six months ended June 30, 2019 and 2018, approximately 98% and 84%, respectively, of total inventory purchases were from five unrelated suppliers. Two suppliers each accounted for greater than 10% of total inventory purchases in the six months ended June 30, 2019, and three suppliers each accounted for greater than 10% of total inventory purchases in the six months ended June 30, 2018.

F-37